Mail Stop 3561

October 16, 2009

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas 75201

> **Re: Energy Future Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed October 5, 2009**
> **File No. 333-162327**

Dear Mr. Wright:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that the Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, and EFIH

Finance Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

2. The offer appears to treat each of the five series of Legacy Notes as a single class and each of the two series of Priority 2 Notes as a single class. Please revise to clarify the minimum and maximum amount of securities that potentially may be purchased from each series within the Legacy Notes and Priority 2 Notes. Additionally, supplementally confirm how the prorationing mechanism will be applied (i.e., on a per series basis or per class basis).

3. Please revise the footnotes to the table to further clarify (i) the Maximum Exchange Amount and Priority Level 2 caps, expressed in dollars and (ii) that no Priority 2 Notes will be accepted for exchange or purchased if doing so would cause the Maximum Exchange Amount to be exceeded.

Questions and Answers About the Exchange Offers and Consent Solicitations, page 1

"Will some issues of Old Notes be given a higher acceptance priority in the exchange offers than other issues of Old Notes…," page 3

4. You disclose that you will determine the final prorationing factor "as soon as practicable" after the expiration date. Consistent with the requirements of Exchange Act Rule 14e-1(c), please revise or explain to us how the timing of your determination will be consistent with the requirement to pay the consideration or return the securities "promptly" after the termination of the offer.

"Under what circumstances can the exchange offers and consent solicitations be extended, amended or terminated…," page 7

5. You disclose that "subject to applicable law, the offerors may terminate or withdraw in their sole discretion, any of the exchange offers or the consent solicitations at any time and for any reason, including if any condition to the exchange offers and consent solicitations is not satisfied or waived by the expiration date…" Your disclosure should be revised to confirm that applicable law would preclude any termination unless such termination was pursuant to a stated condition of the offer. Please advise us of the circumstances under which the exchange offer may be terminated when all of the offer conditions have been satisfied. Alternatively, revise to remove the implication that the exchange offers may be cancelled in the exclusive discretion of the offerors at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.

6. We refer you to Exchange Act Rule 14e-1(b). Please clarify in the response appearing under this heading, in footnote 1 to the table appearing on page ii, and throughout your disclosure as appropriate, that at least ten business days will

remain in the offer following the announcement of a material change to offer, such as a change to the Maximum Exchange Amount, Priority Level 2 cap amount and/or priority acceptance levels.

Conditions of the Exchange Offers and Consent Solicitations, page 128

7. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the penultimate bullet point of conditions on page 129. Please clarify the "legal impediments", whether actual or threatened, that could trigger this condition.

8. Your disclosure in the penultimate paragraph seems to imply that you may assert or waive a condition through action or inaction. Please note that when a condition is triggered and you proceed with the offer anyway, we believe that this is tantamount to a waiver of the triggered condition(s). Depending on the materiality of a waived condition and the number of days remaining in the offer, the offerors may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding that you may not simply fail to assert, through inaction, a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Exhibits and Financial Statement Schedules, page II-8

9. Please file all of your exhibits, including your legal and tax opinions, as soon as possible so as to allow the staff ample time to review them before seeking effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3757 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director